Exhibit 99.1
For Immediate Release: November 2, 2010
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces Higher Third Quarter Earnings
MERRIMACK, NH (November 2, 2010) — Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its third quarter ended September 30, 2010 was $2.3 million, or $0.48 per share (diluted), on revenues of $11.8 million. Excluding non-operating eminent domain-related costs which totaled $159,000, third quarter earnings would have been $0.50 per share (diluted). This compares to earnings for the third quarter in 2009 of $1.4 million, or $0.32 per share (diluted), on revenues of $9.5 million. Excluding eminent domain-related costs which totaled $204,000, 2009 third quarter earnings would have been $0.35 per share (diluted).
The increase in third quarter earnings was due principally to increased water utility revenues of $2.3 million offset in part by higher utility operating expenses of $1.1 million and increased income tax expense of $474,000.
The increase in water utility revenues for the quarter resulted primarily from increased water usage volumes due to dryer and warmer weather conditions during the quarter as compared to the same period in 2009 and, to a limited extent, higher water rates prospectively granted by the New Hampshire Public Utilities Commission (“NHPUC”) to the Company’s Pennichuck Water Works, Inc. utility subsidiary (“PWW”) in August 2009. The increase in utility operating expenses for the quarter was due principally to higher real estate taxes including state utility taxes, increased variable production costs due to the higher usage volumes, and increased general and administrative expenses.
Net income for the nine months ended September 30, 2010 was $3.3 million, or $0.71 per share (diluted), on revenues of $28.3 million. Excluding non-operating eminent domain-related costs which totaled $392,000, earnings for the nine months ended September 30, 2010 would have been $0.76 per share (diluted). This compares to earnings for the nine months ended September 30, 2009 of $2.1 million, or $0.48 per share (diluted), on revenues of $24.9 million. Excluding eminent domain-related costs which also totaled $392,000, earnings for the nine months ended September 30, 2009 would have been $0.54 per share (diluted).

The increase in earnings for the nine months was due principally to increased water utility revenues of $3.6 million and a decrease in interest expense of $234,000, offset in part by higher utility operating expenses of $1.7 million, lower Allowance for Funds Used During Construction (“AFUDC”) of $136,000, and increased income tax expense of $720,000.
The increase in utility revenues for the nine month period resulted primarily from increased water usage volumes due to dryer and warmer weather conditions during the summer months as compared to the same period in 2009 and, to a lesser extent, higher water rates prospectively granted by the NHPUC to PWW in August 2009. The increase in utility operating expenses for the nine months was due principally to increased variable production costs due to the higher usage volumes, higher real estate taxes including state utility taxes, and increased general and administrative expense.
Commenting on the results for the third quarter, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “The substantial improvement in our results reflects both the rate increase we received in August 2009 and the impact of a warm and dry third quarter in 2010 compared to the abnormally cool and wet weather in the third quarter of 2009. However, it is important to recognize that even with the high usage volumes we experienced this past summer, our year-to-date and prior twelve month volumes continue to be below the volumes used by the NHPUC in setting our current rates. Consequently, we have not been able to earn the rate of return allowed by the NHPUC in its last permanent rate order and, accordingly, we filed for rate increases for two of our utility subsidiaries in May, 2010.”
He added, “On October 13, 2010, we announced that the NHPUC had issued an order approving a temporary increase in annual revenues of $2.6 million or 10.8% for our PWW subsidiary. Based on this positive development and assuming normal weather patterns, I am optimistic about our continued ability to generate solid operating results. Of course, rate relief for any of our utility subsidiaries is subject to the approval of the NHPUC.”
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.
Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” The Company’s website is at www.pennichuck.com.

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the outcome of requests for rate relief from the NHPUC from time to time, the implications of the New Hampshire Supreme Court’s March 25, 2010 decision affirming the eminent domain order of the NHPUC in favor of the City of Nashua, New Hampshire; the impact of an eminent domain taking by Nashua on business operations and net assets; the interpretation of RSA 38:13 relative to a negotiated sale of the stock of Pennichuck Corporation to the City of Nashua under the 2007 special legislation that authorizes the City of Nashua to purchase and hold the stock of Pennichuck Corporation in settlement of the municipalization proceeding; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports as well as current reports on Form 8K filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended September 30:	2010	2009
Operating Revenues	$11,765,000	$9,473,000
Operating Income	$4,762,000	$3,516,000
Net Income	$2,273,000	$1,374,000
Earnings Per Common Share:
Basic	$0.49	$0.32
Diluted	$0.48	$0.32
Weighted Average Common Shares Outstanding:
Basic	4,660,077	4,258,770
Diluted	4,696,338	4,291,142

Nine Months Ended September 30:	2010	2009
Operating Revenues	$28,294,000	$24,948,000
Operating Income	$8,448,000	$6,585,000
Net Income	$3,344,000	$2,069,000
Earnings Per Common Share:
Basic	$0.72	$0.49
Diluted	$0.71	$0.48
Weighted Average Common Shares Outstanding:
Basic	4,657,404	4,255,089
Diluted	4,685,389	4,272,132

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